SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: August 2005

Given Imaging Ltd.

(Exact name of registrant as specified in charter)

Hermon Building, New Industrial Park, Yoqneam 20692, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	__	No	X

EXPLANATORY NOTE

On or about August 4, 2005, Given Imaging Ltd. sent to its shareholders of record copies of its 2004 Annual Report and its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on August 30, 2005, in Israel. A copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIVEN IMAGING LTD.
Date:	August 4, 2005	By: ___/s/ Ido Warshavski _____________
		Name:	Ido Warshavski

Title:       General Counsel & Corporate Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description
99.1	Notice of Annual General Meeting of Shareholders and Proxy Statement, dated August 4, 2005.

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